SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 29, 2006

SMURFIT KAPPA FUNDING PLC
(formerly known as JSG Funding plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Smurfit Kappa Funding plc
(formerly JSG Funding plc)

Quarterly Information Package

Quarter Ended June 30, 2006

Smurfit Kappa Funding plc

Consolidated Statements of Operations

		Restated(1)		Restated(1)
	3 months to	3 months to	6 months to	6 months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€000	€000	€000	€000

Net sales
Continuing operations	1,771,413	1,085,124	3,519,849	2,123,075
Discontinued operations	—	11,514	—	25,205
	1,771,413	1,096,638	3,519,849	2,148,280
Cost of sales	1,278,375	793,103	2,549,100	1,556,325
Gross profit	493,038	303,535	970,749	591,955
Net operating expenses	388,556	235,492	803,309	476,772
Reorganization and restructuring costs	70,689	2,186	111,957	11,792
Operating income subsidiaries
Continuing operations	33,793	65,702	55,483	105,147
Discontinued operations	—	155	—	(1,756)
	33,793	65,857	55,483	103,391
Share of associates’ operating income	3,966	2,445	6,104	3,498
Total operating income	37,759	68,302	61,587	106,889
(Loss) / income on sale of assets and businesses	(379)	8,362	1,978	45,324
Interest income	6,011	3,148	7,777	6,762
Interest expense	(89,039)	(59,843)	(175,293)	(126,230)
Loss from early extinguishment of debt	—	(4,018)	—	(80,434)
Other financial expense	(2,392)	(3,213)	(5,348)	(6,531)
Share of associates’ net interest	(674)	(347)	(1,172)	(579)

(Loss) / income before taxes and equity minority interests	(48,714)	12,391	(110,471)	(54,799)
Taxes on income	19,614	10,630	37,595	19,556
(Loss) / income before equity minority interests	(68,328)	1,761	(148,066)	(74,355)
Equity minority interests	1,162	3,660	3,783	5,321
Net loss for the period	€(69,490)	€(1,899)	€(151,849)	€(79,676)

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Segmental Analyses

Sales - third party (external net sales)

		Restated(1)		Restated(1)
	3 months to	3 months to	6 months to	6 months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€000	€000	€000	€000

Packaging	1,303,418	771,240	2,601,170	1,515,687
Specialties	252,995	129,903	485,393	256,037
Europe	1,556,413	901,143	3,086,563	1,771,724

Latin America	215,000	195,495	433,286	376,556
	€1,771,413	€1,096,638	€3,519,849	€2,148,280

(Loss) / income before taxes and equity minority interests

		Restated(1)		Restated(1)
	3 months to	3 months to	6 months to	6 months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€000	€000	€000	€000

Packaging	75,917	40,541	123,045	70,145
Specialties	16,094	9,700	26,383	14,656
Associates	3,564	1,784	5,563	2,815
Europe	95,575	52,025	154,991	87,616

Packaging	30,308	29,705	58,153	55,802
Associates	402	661	541	683
Latin America	30,710	30,366	58,694	56,485

Unallocated centre costs	(4,192)	(6,787)	(11,865)	(13,902)

Income before intangible assets amortization, interest and exceptional items	122,093	75,604	201,820	130,199
Amortization of intangible assets	(16,037)	(8,329)	(33,624)	(18,049)
Group net interest	(83,028)	(56,695)	(167,516)	(119,468)
Loss from early extinguishment of debt	—	(4,018)	—	(80,434)
Share of associates’ net interest	(674)	(347)	(1,172)	(579)

(Loss) / income before exceptional items	22,354	6,215	(492)	(88,331)

Reorganization and restructuring costs	(70,689)	(2,186)	(111,957)	(11,792)
(Loss) / income on the sale of assets and businesses	(379)	8,362	1,978	45,324
(Loss) / income before taxes and equity minority interests	€(48,714)	€12,391	€(110,471)	€(54,799)

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Consolidated Balance Sheets

		Restated(1)
	June 30, 2006	June 30, 2005
	€000	€000
Assets
Current assets
Cash	165,282	131,114
Accounts receivable and prepayments	1,440,166	931,573
Amounts due by affiliates	107	408
Amounts due by affiliates after more than one year	262,974	268,289
Inventories	681,865	402,619
Total current assets	2,550,394	1,734,003
Fixed assets
Investments	86,640	83,154
Property, plant and equipment	3,413,143	1,975,289
Intangible assets	2,495,531	1,305,717
Total fixed assets	5,995,314	3,364,160
Total assets	€8,545,708	€5,098,163

Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	146,864	108,829
Accounts payable and accrued liabilities	1,519,166	1,033,596
Total current liabilities	1,666,030	1,142,425

Non current liabilities
Long term debt and other long term liabilities	4,559,088	2,442,753
Amounts due to affiliates	11,725	10,116
Provisions for liabilities and charges	270,596	185,368
Pension liabilities	650,094	373,777
Capital grants deferred	13,751	13,407
Minority interests (equity interests)	124,276	128,215
Total liabilities and minority interests	7,295,560	4,296,061

Shareholders equity
Share capital	40	40
Other reserves	1,701,247	937,405
Retained deficit	(451,139)	(135,343)
Shareholders’ equity	1,250,148	802,102
Total liabilities, minority interests and shareholders’ equity	€8,545,708	€5,098,163

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

Smurfit Kappa Funding plc

Statement of Total Recognized Gains and Losses

		Restated(1)
	6 months to	6 months to
	June 30, 2006	June 30, 2005
	€000	€000
(Loss) / income for the period
- Group	(151,507)	(80,143)
- Associates	(342)	467
	(151,849)	(79,676)

Translation adjustments on foreign currency net investments
- Group	5,912	(8,597)

Actuarial (loss) / gain recognized in retirement benefit schemes	(23,622)	20,239

Total recognized gains and losses relating to the period
- Group	(169,217)	(68,501)
- Associates	(342)	467
	€(169,559)	€(68,034)

Reconciliation of Movements in Shareholders’ Funds

		Restated(1)
	6 Months to	6 Months to
	June 30, 2006	June 30, 2005
	€000	€000

At beginning of year	1,418,862	869,101
(Loss) for the period	(151,849)	(79,676)
Actuarial (loss) / gain recognized in retirement benefit schemes	(23,622)	20,239
Stock compensation	845	1,035
Translation adjustments on foreign currency net investments	5,912	(8,597)
At end of period	€1,250,148	€802,102

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

1. BASIS OF PRESENTATION

The following name changes took place during 2006:

Old Name	Current Name

JSG Packaging Limited	Smurfit Kappa Group Limited (SKGL)

JSG Holdings plc	Smurfit Kappa Holdings plc (SK Holdings)

Jefferson Smurfit Group Limited	Smurfit Kappa Corporation Limited (SKCL)

JSG Funding plc	Smurfit Kappa Funding plc (SK Funding)

JSG Acquisitions	Smurfit Kappa Acquisitions (SK Acquisitions)

Smurfit Packaging Corporation Limited	Smurfit Kappa Packaging Limited

SK Funding was incorporated on June 12, 2002. On October 2, 2002, SK Acquisitions, a wholly owned subsidiary of SK Funding acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, SK Funding had no operations. As part of the acquisition Jefferson Smurfit Group plc distributed its 29.3% interest in Smurfit-Stone Container Corporation (SSCC), its U.S. affiliate, to its shareholders.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction SK Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility.

On June 16, 2005 the Group completed the sale of The Kildare Hotel & Country Club (The K Club), some land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö tissue business and The K Club are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 SKGL, (the ultimate parent of SK Funding), SK Acquisitions, and the shareholders of Kappa Holding BV (Kappa) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure results in the then existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s shareholders own approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa debt and the existing SK Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfillment of an agreed schedule of commitments to dispose of a number of businesses.  This transaction was accounted for as a purchase by SK Funding.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa is preliminary. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment, assets held for sale, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been substantially completed and we do not expect the valuation result to be materially different from the figures included in the 2005 Form 20-F. We have also substantially completed the exercise in relation to land and buildings and plant and equipment, which has resulted in an increase in fixed assets of €23 million. Assets held for sale have been fair valued to reflect our current expectation of the likely proceeds from the sale of Kappa Graphic Board.  This has resulted in an increase to goodwill of €52 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.3 billion.

SK Funding’s consolidated financial statements as of and for the quarter ended June 30, 2006 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of SK Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2005  will be filed with the Irish Registrar of Companies in due course.

Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences from an historical perspective is included in note 35 to SK Funding’s audited consolidated financial statements for the year ended December 31, 2005, which have been filed with the Securities and Exchange Commission. In addition, for financial reporting purposes, SK Funding’s financial statements would reflect the consolidation of certain fellow subsidiaries of SKGL thereby reducing shareholders’ equity under US GAAP.

Operating results for the first six months of 2006 are not necessarily indicative of the results that may be expected in future periods.

2. summary of accounting policies

These financial statements should be read in conjunction with SK Funding’s consolidated financial statements for the year ended December 31, 2005 included in Form 20-F filed with the Securities and Exchange Commission, and have been prepared on a consistent basis with the accounting policies contained therein, with the exception of:

Share-based Payment Transactions

In April 2004, the Accounting Standards Board issued FRS 20, ‘‘Share-based Payment’’. FRS 20 requires that all share-based payments are recognized in the financial statements based on their fair values. FRS 20 is effective for accounting periods beginning on or after January 1, 2005 for listed companies and for accounting periods beginning on or after January 1, 2006 for unlisted companies, such as the Group. The transitional provisions require restatement of comparative information, adjusting the opening balance of retained earnings for the earliest period presented. The Group applies FRS 20 to all share-based payment transactions including grants of shares, share options and other equity instruments. The Group applied FRS 20 effective from the first grant of such instruments which occurred in April 2003. The requirements of FRS 20 are substantially the same as those of the U.S. Financial Accounting Standards Board’s statement, FAS123R.

Prior to January 1, 2006, the Group accounted for its management equity plan under the recognition and measurement provisions of UITF Abstract 17 “Employee share schemes”, as revised. Under UITF 17, the amount recognised was the difference between the fair value of the shares at the date the award was made and the amount of the consideration that participants were required to pay for the shares. As the relevant awards were made at market value no expense was recorded.

As set out in Note 6 – Shareholders’ Equity, SKGL, the ultimate parent of SK Funding, issued convertible shares to eligible employees, officers and directors of the Group. In accordance with FRS 20, the Group estimates the fair value of share-based transactions at the date of grant of the equity instrument using the Black Scholes model which requires the use of a number of assumptions. The difference between the exercise price and fair value calculated using the Black Scholes model is expensed to the consolidated statements of operations on a straight line basis over the estimated period in which the equity is earned with a corresponding increase in other reserves. Vesting of the equity instruments granted is conditional on the completion of specified periods of service by eligible employees and non-market performance conditions. Fair value is determined on the basis that employee service will continue during the vesting period. Fair values are subsequently revisited only in the case of a modification of the terms or attributes of the equity instrument. On transition, this policy has been applied to all of the outstanding convertible shares in issue.  We are currently reviewing the appropriateness of the use of the Black Scholes model.

Use of estimates

The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgments and estimates that are reasonable and prudent. These estimates and judgments affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Employee Post Retirement Schemes – Defined Benefit Cost

The table below sets out the components of the defined benefit expense for the period:

	3 Months to	3 Months to	6 Months to	6 Months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€000	€000	€000	€000

Current service cost	13,046	7,810	28,495	16,627
Past service cost	(145)	114	—	453
Gains on settlements and curtailments	(3,390)	(2,248)	(3,390)	(2,248)
	9,511	5,676	25,105	14,832

Expected return on scheme assets	(20,030)	(10,289)	(40,309)	(20,668)
Interest cost on scheme liabilities	22,422	13,502	45,657	27,199
Other financial expense	2,392	3,213	5,348	6,531

Defined benefit expense	€11,903	€8,889	€30,453	€21,363

The disclosures above reflect the requirements of FRS 17 – Retirement Benefits. Included in cost of sales and net operating expenses is a total defined benefit expense of €9,511,000 and €25,105,000 for the second quarter and first half respectively (2005: €5,676,000 and €14,832,000 respectively). Other financial expense is separately identified in the Consolidated Statements of Operations.

4. analysis of net debt

	June 30, 2006	June 30, 2005
	€000	€000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	7,634	2,011
Restructuring facility (2) – interest at relevant interbank rate + 2.25% until conversion to Term loan	15,438	—
Tranche A Term loan (3a) – interest at relevant interbank rate + 2.25%	485,361	1,739
Tranche B Term loan (3b) – interest at relevant interbank rate + 2.50% euro & 2.375% US$	1,188,558	241,061
Tranche C Term loan (3c) – interest at relevant interbank rate + 3.00% euro & 2.875% US$	1,188,558	255,878
Yankee bonds (including accrued interest) (4)	252,490	413,572
Bank loans and overdrafts / (cash)	(65,828)	(36,835)
2011 Receivables securitization floating rate notes (including accrued interest) (5)	210,215	210,212
Total subsidiary debt	3,282,426	1,087,638
2012 Bonds (including accrued interest) (6)	986,416	1,017,846
2015 Cash pay subordinated notes (including accrued interest) (7)	377,375	377,687
Net debt	4,646,217	2,483,171
Capitalized leases	20,673	15,630
Net debt including leases - SK Funding	€4,666,890	€2,498,801

(1)	Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012.
(Revolver Loans - €0m, Drawn under Ancillary facilities and letters of credit - €7.6m).
(2)	Restructuring credit facility of €275 million (available under the senior credit facility).
(3a)	Term loan A due to be repaid in certain installments up to 2012.
(3b)	Term loan B due to be repaid in full in 2013.
(3c)	Term loan C due to be repaid in full in 2014.
(4)	7.50% senior debentures due 2025 of $292.3 million.
(5)	Receivables securitization floating rate notes maturing September 2011.
(6)	10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.
(7)	€217.5 million 7.75% senior subordinated notes due 2015 and US$200.0 million 7.75% senior subordinated notes due 2015.

5. Refinancing Transactions

On January 13, 2005, SK Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the ‘‘tender offer’’.  As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became effective on February 14, 2005.  The .01% of the 15.5% dollar subordinated notes not tendered in February were redeemed on October 28, 2005 in accordance with the terms and conditions of the indentures governing the notes, at a redemption price of 108.0%. All of the euro 15.5% subordinated notes were tendered. In January 2005, SK Funding completed an offering of approximately €217.5 million of 7.75% senior subordinated notes and $200 million of 7.75% senior subordinated notes. SK Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

Concurrently with the completion of this offering of notes, SK Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015 (the ‘‘PIK notes’’), substantially all of the net proceeds of which were loaned to SKGL, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither SK Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of SK Funding and its subsidiaries.

On December 1, 2005 Smurfit Kappa Group (SKG) was formed with the merger of the operations of Jefferson Smurfit Group (JSG) and Kappa Packaging. The completion of the merger was financed through a new senior credit facility for the combined group. The senior credit facility comprises a €485 million amortizing A Tranche maturing in 2012, a €1,188 million B Tranche maturing in 2013 and a €1,189 C Tranche maturing in 2014. In addition the new facility includes €875 million in committed lines including a €600 million revolving credit facility of which €7.6 million was drawn under ancillary facilities or facilities supported by letters of credit, and a €275 million restructuring facility of which €15 million was borrowed, as at June 30, 2006.

The proceeds of the new senior credit facility were used (a) to refinance 10.625% Senior Subordinated Notes and 12.5% Senior Subordinated Discount Notes due 2009 of Kappa Beheer B.V. (“the Kappa Bonds”) (b) to refinance existing JSG and Kappa senior credit facilities (c) to fund the cash consideration payable to the Kappa shareholders and (d) to fund the costs associated with the transaction.

6. SHAREHOLDERS’ EQUITY

The equity of SK Funding is mainly represented by ordinary shares of €0.001 of which 40,000,000 (€40,000) were called up, issued and fully paid and capital contributions of €1,603,307,000.

In September 2002, SKCL adopted the 2002 Management Equity Plan (the ‘2002 Plan’). The 2002 Plan provided for the issuance of convertible equity shares for a nominal value of €0.001 each through long-term equity incentive awards to eligible employees, officers, and directors (‘Participants’). Each award was comprised of class A, class B and class C convertible shares in SKCL, proportioned as 40%, 40% and 20%, respectively. Class A convertible shares vest over a three year period ending on December 31, 2007. Class B and class C convertible shares vest over the same time period if certain internal rate of return performance requirements are met. Vesting for all three classes of convertible shares is conditional on the Participant remaining employed by the Group. On vesting, each class of convertible shares would automatically convert into class D convertible shares. Subject to certain criteria, these class D convertible shares then could be converted into ordinary shares of SKCL upon payment of an agreed upon conversion price, usually the fair market value of SKCL ordinary shares at the date of the original grant. Each award has a life of seven years from the date of issuance of the class A, class B or class C convertible shares. Also, certain restrictions apply on transferring convertible or ordinary shares. When a Participant terminates employment, SKCL (now SKGL) reserves the right to redeem or purchase the convertible shares and any ordinary shares issued as a result of conversion.

In February 2004, the 2002 Plan was amended (the ‘2004 Plan’) and restated to, among other things, provide a clause that creates variability in the exercise price for the equity awards based upon interest accrued on the senior PIK notes of SK Holdings. In addition, the awards were exchanged for an identical number of shares in SKGL in 2005. These changes to the 2002 Plan took effect in February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

In December 2005, the 2004 Plan was amended (the ‘2005 Plan’). In this amendment SKGL gave Participants the opportunity to exchange their awards of class A, class B and class C convertible shares for an equal number of class E, class F and class G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular class of convertible shares. The main changes to the vesting conditions were that the vesting dates were changed to the three years ending December 31, 2010 and the performance criteria for the class F and class G convertible shares were slightly different to those for the class B and class C convertible shares, which they replaced. Additionally, SKGL introduced class H convertible shares, which automatically convert into class I convertible shares upon vesting which then can be converted into ordinary shares of SKGL. The vesting provisions for class H convertible shares are similar to class F convertible shares except that once converted into class I convertible shares, they are not subject to the variable exercise price that the other classes of convertible shares possess. The life of awards of the class E, F, G, and H convertible shares ends on December 1, 2012. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment. The opportunity to exchange the convertible shares under the 2005 Plan occurred in the first quarter of 2006.

A sale or listing (IPO) of SKGL accelerates vesting of all of the class A and class E convertible shares and, subject to the internal rate of return performance requirements, could also accelerate vesting of the class B, C, F, G and H convertible shares. Subject to certain conditions the convertible shares may become vested at the discretion of the board of directors of SKGL at any time. The plans provide for equity settlement only, no cash settlement alternative is available.

The 2005 Plan, which will terminate on December 31, 2008, provides for the issuance of up to a maximum of 8,606,334 class A ordinary shares and 2,104,980 class B ordinary shares of SKGL.

As of June 30, 2006, SKGL had issued 10,404,610 convertible shares. A summary of the activity under the 2002 Plan, as amended, for the three years ended December 31, 2005 and the first six months of 2006 is presented below:

	Class of Convertible shares
Shares 000’s	A	B	C	D	E	F	G	H	Total
Apr 2003 Allotted	3,118.9	3,118.9	1,559.5	—	—	—	—	—	7,797.3
Oct 2003 Allotted	176.3	176.3	88.0	—	—	—	—	—	440.6
Balance December 2003	3,295.2	3,295.2	1,647.5	—	—	—	—	—	8,237.9
Mar 2004 Allotted	41.5	41.5	20.8	—	—	—	—	—	103.8
Balance December 2004	3,336.7	3,336.7	1,668.3	—	—	—	—	—	8,341.7
Dec 2005 Allotted	—	—	—	—	—	—	—	2,062.9	2,062.9
Balance December 2005	3,336.7	3,336.7	1,668.3	—	—	—	—	2,062.9	10,404.6
Converted	(178.4)	—	—	178.4	—	—	—	—	—
Feb 2005 Exchanged	(2,825.6)	(2,825.6)	(1,412.8)	—	2,825.6	2,825.6	1,412.8	—	—

Balance June 2006	332.7	511.1	255.5	178.4	2,825.6	2,825.6	1,412.8	2,062.9	10,404.6

Exercisable June 2006	—	—	—	178.4	—	—	—	—	178.4

The exercise price for all convertible shares other than Class H convertibles at June 30, 2006 was €4.84. The exercise price for Class H convertibles was €5.69 at June 30, 2006. No new awards were made during the first six months of 2006. The weighted average remaining contractual life of the awards at June 30, 2006 was 6.2 years.

Impact of FRS 20 ‘Share Based Payment’

The estimated stock compensation expense for the second quarter and first six months of 2006 amounted to €465,000 and €845,000 respectively. The second quarter and first six months of 2005 have been restated by €569,000 and €1,035,000 respectively, to reflect the estimated stock compensation expense on the adoption of FRS 20. The full year effect on 2005 results was €2,172,000. Adoption of FRS 20 does not result in a change in total shareholders funds in any period as the expense is offset by a credit to other reserves.

7.   US GAAP RECONCILIATIONS

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland (‘Irish GAAP’), which differ in certain respects from accounting principles generally accepted in the United States (‘US GAAP’). A detailed discussion of those differences from an historical perspective is included in note 35 to JSG Funding’s audited consolidated financial statements for the year ended December 31, 2005, which have been filed with the U.S. Securities and Exchange Commission. The following is a summary of the estimated significant adjustments to income and shareholders’ equity which would be required if US GAAP were to be applied instead of Irish GAAP:

Income

	6 months to	6 months to
	June 30, 2006	June 30, 2005
	€000	€000

Net loss reported in the summary Group profit and loss accounts	(151,849)	(79,676)

Adjustments:
Goodwill amortization	31,031	18,049
Other intangibles amortization	(12,408)	—
Retirement benefits	(4,499)	(7,374)
Deferred taxation	4,573	6,514
Stock compensation	—	(115)
Financial instruments - fair value	1,966	5,824
Management rollover investment	307	307
Consolidation of companies sold to newcos	640	(33,414)
Consolidation of assets held for sale	(4,881)	—
PIK	(25,272)	—
Provisions and deferred income	8,460	—
Adjustment to gain on Munksjö disposal	—	2,587

	(83)	(7,622)
Net loss as adjusted to accord with US GAAP	€(151,932)	€(87,298)

Arising from:
Continuing operations	(143,950)	(86,610)

Discontinued activities	(7,982)	(688)

Net loss available to ordinary shareholders as adjusted to accord with US GAAP	€(151,932)	€(87,298)

Comprehensive Income

	6 months to	6 months to
	June 30, 2006	June 30, 2005
	€000	€000

Net loss available to ordinary shareholders as adjusted to Accord with US GAAP	(151,932)	(87,298)

Other comprehensive income/(loss):
Financial instruments - fair value	20,921	(6,956)
Unrealized foreign currency translation adjustments	(31,634)	(26,440)
Retirement benefits	(822)	2,109

Comprehensive loss	€(163,467)	€(118,585)

Shareholders’ equity

	6 months to	6 months to
	June 30, 2006	June 30, 2005
	€000	€000

Shareholders’ equity as reported in the summary Group balance sheet	1,250,148	802,102

Adjustments :
Goodwill – Fair value adjustments on acquisition	90,207	131,649
Goodwill - Aggregate amortization	132,636	90,741
Other Intangibles – Aggregate amortization	(14,446)	—
Hyper-inflationary economies - property, plant and equipment
- Cost	89,314	108,118
- Aggregate depreciation	(41,690)	(51,220)
Hyper-inflationary economies – investments	1,735	720
Retirement benefits	(12,871)	(57,860)
Deferred taxation	(146,165)	(105,988)
Financial instruments - fair value	(7,172)	(49,873)
Minority share of US GAAP adjustments	(3,471)	(6,171)
Rollover investment by JSG management	(74,654)	(75,268)
Provisions	747	—
PIK	(474,766)	—
Consolidation of assets held for sale	(4,881)	—
Shareholders’ equity of companies sold to newcos	(177,270)	(176,841)
	(642,747)	(191,993)

Shareholders’ equity as adjusted to accord with US GAAP	€607,401	€610,109

Cumulative other comprehensive income amounts

	Currency Translation Adjustments	Financial Instruments Gains/(Losses)	Retirement Benefit Schemes	Total
	€000	€000	€000	€000

Balance at December 31, 2005	64,186	(18,388)	5,405	51,203

Move for the six months to June 30, 2006	(31,634)	20,921	(822)	(11,535)

Balance at June 30, 2006	€32,552	€2,533	€4,583	€39,668

The categories of cash flow under US GAAP are summarized as follows:

	6 months to	6 months to
	June 30, 2006	June 30, 2005
	€000	€000

Cash (outflow)/inflow from operating activities	(1,688)	3,201
Cash inflow on investing activities	591,487	511,825
Cash (outflow) from financing activities	(669,482)	(629,982)
(Decrease) in cash and cash equivalents	(79,683)	(114,956)
Currency adjustment on cash and cash equivalents	(2,842)	8,737
Cash and cash equivalents at beginning of period	247,807	230,948
Cash and cash equivalents at end of period	€165,282	€124,729

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report covers the results of SK Funding, together with its subsidiaries.  Comparability of the operating results for the three months and for the six months between 2006 and 2005 is impacted significantly by the merger with Kappa Packaging. The absence in 2006 of Munksjö’s specialty operations and of The K Club, which were sold during the second quarter of 2005, has an impact also, but on a much smaller scale. In this report, these operations are treated as discontinued.

We completed the disposal of Munksjö’s specialty operations in May 2005 with the sale of the tissue business. The specialty paper and pulp operations had been previously sold with effect from January 1, 2005 with the sale being completed in early March 2005. In addition, on June 16, 2005, we completed the disposal of assets comprising The K Club and surplus land near our Dublin head office.

GENERAL

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

MARKET OVERVIEW

Europe

The demand environment in Europe has improved during the six months to June 2006 although market conditions remain competitive. On the supply side, while substantial new capacity in recycled containerboard was introduced in 2005, a number of producers, including SKG, have announced and/or implemented the closure of a substantial amount of older, less efficient capacity. The improving demand environment, coupled with the removal of inefficient capacity is contributing to an improved supply demand balance in the European market and to product price momentum. However, this improving market environment is being adversely impacted by rising input costs, primarily energy, meaning that product price increases are necessary simply to recover the significant rise in input costs during the period.

A €50 per tonne increase was announced for both containerboard grades in the first quarter of 2006 and the majority of this increase was implemented during the period. This announcement followed the implementation of price increases for both grades in the fourth quarter of 2005. The implementation of these paper price increases has resulted in a severe margin squeeze on our end product – corrugated boxes. Although further price increases were announced for both kraftliner and recycled containerboard for June 1, 2006, the actual increases implemented were confined to brown kraftliner grades and amounted to between €15 and €20 per tonne. Market conditions were not as tight for recycled grades although the mill closures announced by SKG and other producers are helping to re-balance supply and demand. Several producers, including SKG, have announced further price increases of €30 per tonne across all containerboard grades for September 1, 2006.

In corrugated, we are in the process of implementing price increases critically necessary to cover the rise in paper costs. Announcements of corrugated price increases, of between 9% and 13%, were made in markets throughout Europe with an average increase of 4% on December 2005 prices being achieved by the end of June. Given that the major part of this increase was achieved during the second quarter, the average price in the quarter reflected only a modest increase.

Against this backdrop, on a combined basis, SKG’s European overall containerboard volumes decreased by approximately 1% in the second quarter of 2006 on the same period in 2005, partly as a result of the run down of a number of French mills prior to their closure. For the six months to June 2006, both kraftliner and recycled containerboard volumes increased by approximately 1% on last year’s levels. On the same basis, our European corrugated volumes decreased by almost 3% in the second quarter, again partly as a result of the closure of plants in France and the United Kingdom. Reflecting, however, the higher volumes in the first quarter, corrugated volumes for the six months to June 2006 were over 1% higher than in the same period in 2005.

The Group also has substantial European interests in Solid Board, Sacks and Bag-in-Box. These operations faced a similar rising cost environment as our containerboard and corrugated business during 2006. A combination of increased costs, a competitive market environment and a lag in passing through primary product cost increases to end product pricing, contributed to a very difficult six months in each of these businesses.

Latin America

SKG’s Latin American operations reported another strong performance in the second quarter of 2006. SKG’s containerboard volumes, in the second quarter, declined 6% year-on-year, however, this primarily reflects maintenance downtime at the San Felipe mill in Venezuela. Flat volumes in containerboard, year-on-year, reflects the San Felipe maintenance shut and the fact that SKG is currently operating at close to full capacity in the Colombian and Venezuelan markets and is a net purchaser in Mexico. SKG’s corrugated volumes increased 4% and 6% in the second quarter and first half of 2006 on the comparable periods in 2005 respectively.

The Mexican economy continued to show robust growth in the second quarter reflecting continued strong export growth. SKG’s reported performance, during the second quarter, also reflects the positive impact of product prices increases during the first quarter of 2006. Containerboard and corrugated volumes increased 4% and 12% in the first half respectively compared to the same period in 2005.

The Colombian economy continued to grow in the second quarter reflecting relative political stability, a recent weakening of the currency, low inflation and strong GDP growth. Volume growth, during the quarter, reflects both domestic demand and export growth. Containerboard volumes increased 1% while corrugated volumes increased modestly during the first half compared to the same period in 2005.

The Venezuelan economy also remains strong. SKG’s performance, during the second quarter, was impacted by maintenance downtime at our San Felipe mill for the installation of a new press section, adding 30,000 tonnes capacity. The installation is complete and the mill is now operating at full capacity. Containerboard volumes declined 13% during the first half, reflecting the impact of the San Felipe downtime. Venezuelan corrugated volumes increased 8% in the first half compared to the same period in 2005.

In Argentina, economic growth is slowing somewhat although export markets are robust. Slowing domestic growth reflects Government measures to control inflation. In addition, the paper-based packaging market is becoming increasingly competitive with a number of competitors having re-started paper machines. Paper pricing, however, remains the single biggest competitive issue in Argentina where competitive pressure is holding down paper pricing (and consequently corrugated pricing) despite upward cost pressure. SKG’s containerboard volumes increased 1% year-on-year while corrugated volumes decreased 6% in the first half compared to the same period in 2005.

Disposals

European Union approval of the merger of the operations of JSG and Kappa was given in November 2005 subject to the disposal of eight facilities in Europe. These include Kappa’s two graphic board mills in Holland along with JSG’s Dutch solid board mill and converting operation, four corrugated facilities (two in Sweden and two in Denmark) and a partition facility in Scotland. SKG is currently engaged in the process of selling these facilities and expects to complete this process in the near future.

As required under Irish GAAP, the results of the former Kappa graphic board mills and their related entities have not been included in those of SKG. The related entities are mainly selling companies, which form an integral part of the graphic board business and will be sold along with the mills. On the other hand, we will continue to report the results of the former JSG operations until they are sold.

RESULTS OF OPERATIONS

SECOND QUARTER 2006 COMPARED TO SECOND QUARTER 2005

As a result of the enlarged scale of the group following the merger, net sales from continuing operations at €1,771 million for the second quarter of 2006 were €686 million (63%) higher than in the same period in 2005. The presence of the former Kappa operations, which generated net sales of over €700 million in the second quarter of 2006, accounted for the larger part of this increase while the currency movement was a positive €20 million. This currency move arose primarily in Latin America as a result of the general appreciation of the local currencies, particularly the Colombian peso, in the countries in which we operate. The exception to this trend was the Venezuelan bolivar. Allowing for these factors, the real underlying move year-on-year in net sales from continuing operations was a decrease of approximately €35 million, the equivalent of 3%. This decrease arose in Europe with comparable sales in Latin America being flat year-on-year.

Including the sales of almost €12 million generated by Munksjö’s tissue operations and The K Club, net sales amounted to €1,097 million in total in the second quarter of 2005.

Net sales from our European Packaging operations were significantly higher than in 2005, again because of the impact of the merger. Net sales of €1,303 million in the second quarter of 2006 included approximately €570 million from the former Kappa operations, without which the year-on-year move would be a decrease of approximately 5% on 2005’s €771 million. Partly as a result of plant closures effected during the quarter, overall corrugated volumes within the former JSG operations were lower than in the second quarter of 2005. The impact of this was partly offset, however, by the benefit of improved selling prices. Although average selling prices were lower in the first quarter than in the same period last year, they were slightly higher year-on-year in the second quarter as a result of the increases implemented during the period. Third party sales of containerboard were also lower than in 2005 while sales to our own converting operations were broadly unchanged. Reflecting primarily the benefit in the second quarter of the price increases implemented earlier in the year, average prices for both kraftliner and recycled containerboard grades were higher in 2006.

The merger also had a significant impact on our Specialties segment given the scale of the solid board operations now included. Net sales of €253 million in the second quarter of 2006 included over €130 million from the former Kappa operations. Without these operations, and allowing also for the contribution in the second quarter of 2005 of the discontinued operations, the year-on-year move was an increase of almost €4 million. This increase mainly reflected sales growth in our Bag-in-box business and, to a lesser extent, in our graphic board mills.

In total, sales by our European operations amounted to €1,556 million in the second quarter of 2006 compared to €901 million in 2005.

Latin American sales as reported in euro terms increased by approximately 10% to €215 million in the second quarter of 2006 from €195 million in 2005. While market conditions were generally good across the region with overall volumes higher than in 2005, the increase in sales revenue was largely driven by currency given the relative strength of the local currencies against the euro in 2006. Excluding the impact of currency, net sales were flat year-on-year.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With higher net sales in the second quarter of 2006, cost of sales increased also while representing at 72.2% a broadly unchanged percentage of net sales year-on-year. Although selling prices were higher in 2006, the benefit was offset by the impact of increases in raw material and energy related costs. Waste fibre costs were generally higher in the second quarter of 2006 than in the same period last year, although the absolute increases were relatively modest. Energy costs, however, were considerably higher year-on-year. Gross profit in the second quarter of 2006 was €493.0 million compared to €303.5 million in 2005.

Net operating expenses, comprising selling and administration costs as well as distribution costs, at €388.6 million were higher in the second quarter of 2006 primarily as a result of the increased scale of the group following the merger. Allowing for the inclusion of the expenses within the former Kappa operations and for the impact of other acquisitions, disposals and currency, the underlying move in net operating expenses was a decrease of approximately €2 million. This decrease, the equivalent of 1%, was a combination of lower administration costs partly offset by higher distribution costs, primarily as a result of increased fuel prices.

Although our reported administration costs in the second quarter of 2006 reflect one-off gains, our costs in the second quarter of 2005 were also offset by one-off gains. These related mainly to a successful energy supply claim in the United Kingdom, compensation for the termination of an energy supply contract in Sweden and an adjustment to our labour costs in Norway. In addition to being higher in absolute terms, net operating expenses as reported represented 21.9% of third party sales in the second quarter of 2006 compared to 21.5% in 2005.

Income before intangible assets amortization, interest, exceptional items and taxation in the second quarter of 2006 amounted to €122.1 million, of which the former Kappa operations accounted for €47.3 million. Without this contribution, the profit would be reduced to €74.8 million, which is more comparable to 2005’s €75.6 million. On a broadly like-for-like basis, the profitability of our European operations was slightly lower in the second quarter of 2006 compared to 2005 while that of our Latin American operations was flat.

With higher average paper prices in the second quarter, following the increases implemented in the first quarter, the trend within our European Packaging segment has been one of improving profits on the mill side. While this put pressure on the margins within the corrugated operations, some progress was made during the quarter in recovering these increases through higher box prices. Excluding the contribution of €42.7 million from the former Kappa operations, the profit for the second quarter of 2006 is reduced from the reported €75.9 million to €33.2 million, which is comparable to 2005’s €40.5 million.

The year-on-year decline in comparable profitability arose primarily in our corrugated operations as a result of the differing trends in containerboard pricing. While our corrugated operations faced strengthening containerboard prices in 2006, they benefited from their relative weakness in 2005. On the mill side, although containerboard prices were higher year-on-year in the quarter, the benefit to the mills was offset by higher energy costs in 2006.

Excluding the contribution of €4.6 million from the former Kappa operations, the profit generated by our Specialties operations in the second quarter of 2006 would be reduced to €11.5 million in the second quarter of 2006 compared to €9.7 million in the same period in 2005, which included the earnings generated by The K Club prior to its disposal in June 2005. On a comparable basis, the increase reflected improved earnings from our Bag-in-box business and, to a lesser extent, from our graphic board mills.

Our Latin American operations continued to perform relatively well in the second quarter of 2006 with profits of €30.7 million compared to €30.4 million in 2005. The year-on-year result reflected a relative strengthening in most of the local currencies, without which the overall move would be a modest decrease. While the underlying country results varied, the shortfalls were in Mexico, where market conditions were very competitive, and in Argentina.

Exceptional items in the second quarter of 2006 comprised reorganization and restructuring costs of €70.7 million and a loss of €0.4 million on the sale of assets and businesses.  The costs related primarily to four French recycled containerboard mills (including the write-off of approximately €26 million in related goodwill) closed during the quarter and to the on-going rationalisation programme within the European corrugated operations. We also booked a net charge of €7 million as a result of an adverse ruling in June 2006 in a lawsuit which requires us to sell our corrugated plant in the Dominican Republic. The net loss on disposals comprised a gain on the sale of surplus land in France net of the write-off of goodwill in respect of our small printing operation in the United Kingdom, which we sold during the quarter.

Exceptional items in the second quarter of 2005 comprised disposal gains of €8.4 million, mainly in respect of The K Club and of the Cordoba mill site in Spain, and reorganization and redundancy costs of €2.2 million.

INTEREST EXPENSE AND TAXES

Group net interest of €83.0 million in the second quarter of 2006 was considerably higher than in 2005 as a result of the increased level of debt following the merger. In addition to the net interest charge of €56.7 million in the second quarter of 2005, we reported a loss of €4.0 million in respect of the early extinguishment of debt following our use of the proceeds from The K Club disposal to pay down part of the senior credit facility.

After other financial expense of €2.4 million, which represents the interest element of our post retirement benefit costs, the result before taxation was a loss of €48.7 million (after net exceptional costs of €71.1 million) in the second quarter of 2006 compared to a profit of €12.4 million in the second quarter of 2005 (after net exceptional gains of €6.2 million and the loss of €4.0 million on the early extinguishment of debt). The tax charge for the second quarter of 2006 was €19.6 million compared to €10.6 million in 2005 with the increase arising from the greater size of the group following the merger.

After taxation and minorities, the net loss for the second quarter of 2006 was €69.5 million compared to a loss of €1.9 million in 2005.

SIX MONTHS 2006 COMPARED TO SIX MONTHS 2005

As in the case of the quarter, the year-on-year growth in sales revenue primarily reflected the enlarged scale of the group following the merger. Net sales from continuing operations at €3,520 million for the six months to June 2006 were €1,397 million (66%) higher than in the same period in 2005. Of this increase, over €1,375 million came from former Kappa operations while the currency movement in the period was a positive €39 million. This currency move arose primarily in Latin America as a result of the general appreciation of the local currencies, particularly the Colombian peso, in the countries in which we operate. The exception to this trend was the Venezuelan Bolivar which has a fixed exchange rate against the US$. Allowing for these factors, and for the modest impact of other additions, disposals and closures, the real underlying move year-on-year in net sales from continuing operations was a decrease of €14 million, the equivalent of less than 1%. This decrease reflected the relative performance of our regional operations and comprises a decrease in Europe partly offset by an increase in Latin America.

Including the sales of over €25 million generated by Munksjö’s tissue operations and The K Club, net sales amounted to €2,148 million in total in the six months to June 2005.

Primarily as a result of the merger, net sales from our European Packaging operations were significantly higher than in 2005. Net sales of €2,601 million in the six months to June 2006 included approximately €1,130 million from the former Kappa operations, without which the year-on-year move would be a decrease of approximately 3% on 2005’s €1,516 million. Partly as a result of plant closures effected during the second quarter, overall corrugated volumes within the former JSG operations were slightly lower than in the six months to June 2005. In total, average selling prices were broadly unchanged year-on-year reflecting a combination of higher prices in the second quarter of 2006 compared to the same period in 2005 and lower prices in the first quarter. Third party sales of containerboard were also lower than in 2005 although sales to our own converting operations were higher in 2006, particularly in the first quarter. Reflecting the benefit of the price increases implemented during the six months to June, average prices for both kraftliner and recycled containerboard grades were higher in the six months to June 2006 compared to the same period in 2005.

As in the case of the quarter, the merger also had a significant impact on our Specialties segment. Net sales of €485 million in the six months to June 2006 included over €245 million from the former Kappa operations. Without these operations, which comprise solid board mills and converting plants, and allowing also for the contribution in 2005 of the discontinued operations, the year-on-year move in the six months to June was an increase of over €8 million. This increase mainly reflected sales growth in our graphic board mills and in our Bag-in-box business.

In total, sales by our European operations amounted to €3,087 million in the six months to June 2006 compared to €1,772 million in 2005.

Latin American sales as reported in euro terms increased by approximately 15% to €433 million in the six months to June 2006 from €377 million in 2005. While market conditions were generally good across the region with overall volumes and average selling prices higher than in 2006, the increase in sales revenue was partly driven by currency given the relative strength of the local currencies against the euro in 2006. Excluding the impact of currency, net sales were almost 5% higher in the six months to June 2006 than in 2005.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With higher net sales in the six months to June 2006, cost of sales increased also while representing at 72.4% a broadly unchanged percentage of net sales year-on-year. Although selling prices were higher in 2006, the benefit was offset by the impact of increases in the raw material and energy related costs. While waste fibre costs had remained relatively stable in the first quarter of 2006, prices increased during the second quarter, although the absolute increases were relatively modest. Energy costs, however, were considerably higher year-on-year. Gross profit in the six months to June 2006 was €970.7 million compared to €592.0 million in 2005.

Net operating expenses, comprising selling and administration costs as well as distribution costs, at €803.3 million were higher in the six months to June 2006 primarily as a result of the increased scale of the Group following the merger. Allowing for the inclusion of the expenses within the former Kappa operations and for the impact of other acquisitions, disposals and currency, the underlying move in net operating expenses was an increase of over €4 million. This increase, the equivalent of 1%, arose mainly in the first quarter and was a combination of higher distribution costs offset partly by lower administration costs. As regards our distribution costs, while volume growth was a factor, particularly in Latin America, the higher costs in 2006 were largely the result of increased fuel prices. In addition to being higher in absolute terms, net operating expenses represented 22.8% of third party sales in the first six months of 2006 compared to 22.2% in 2005.

Income before intangible assets amortization, interest, exceptional items and taxation in the six months to June 2006 amounted to €201.8 million, of which the former Kappa operations accounted for €84.0 million. Without this contribution, the profit would be reduced to €117.8 million, which is more comparable to the €130.2 million reported in 2005. The year-on-year shortfall arose in Europe and was partly offset by higher earnings in Latin America and lower Centre costs.

Within our European Packaging segment, while the mills benefited in the half-year from higher average paper prices, our corrugated operations have faced the challenge of recovering these through higher box prices in a relatively competitive environment. Although progress is being made, average prices had recovered only part of the necessary increase by June while sales volumes have been adversely affected by our push for these price increases. Excluding the contribution of €75.8 million from the former Kappa operations, the profit for the six months to June 2006 is reduced from the reported €123.0 million to €47.2 million, which is comparable to 2005’s €70.1 million.

The year-on-year decline in comparable profitability arose primarily in our corrugated operations as a result of the differing trends in containerboard pricing. While our corrugated operations faced strengthening containerboard prices in 2006, they benefited from their relative weakness in 2005. As a result, the year-on-year shortfall in comparable earnings was greater in the second quarter of 2006 than in the first quarter. On the mill side, although containerboard prices were higher year-on-year in the six months to June, the benefit to the mills was offset by higher energy costs in 2006.

Excluding the contribution of €8.2 million from the former Kappa operations, the profit generated by our Specialties operations in the second quarter of 2006 would be reduced to €18.2 million in the six months to June 2006 compared to €14.7 million in the same period in 2005, which included the negative earnings generated by The K Club, and to a lesser extent, Munksjö tissue prior to their disposal during the second quarter of 2005. Adding back the negative earnings of these discontinued operations, the continuing Specialties operations generated a profit of €16.4 million in the six months to June 2005. The year-on-year growth in profit reflected improved earnings from our graphic board mills and, to a lesser extent, from our Bag-in-box business.

Our Latin American operations continued to perform relatively well in the six months to June 2006 with profits of €58.7 million compared to €56.5 million in 2005. The year-on-year result reflected a relative strengthening in most of the local currencies, without which the overall move would be a decrease of approximately 6%. While the underlying country results varied, the shortfalls were in Mexico and Argentina, where market conditions were very competitive, and in Venezuela where the more open economy in the current year has led to increased competition.

Exceptional items in the first six months of 2006 comprised reorganization and restructuring costs of €112.0 million and a net gain of €2.0 million on the sale of assets and businesses. The costs related primarily to the four French recycled containerboard mills closed during the second quarter and to the closure of three corrugated plants (two in France and one in the U.K.) and the major restructuring of another U.K. plant. Other amounts related to the closure of the Wiesloch mill in Germany, to the restructuring of our corporate offices in Europe and to our on-going rationalization programme mainly within the European corrugated operations. In addition, as noted in the context of the second quarter, we booked a net charge of €7 million as a result of an adverse ruling in June 2006 in a lawsuit which requires us to sell our corrugated plant in the Dominican Republic. The disposal gains in the six months to June 2006 related mainly to the sale of surplus land in the U.K. and France.

Exceptional items in the six months to June 2005 comprised disposal gains of over €45.3 million and reorganization and redundancy costs of €11.8 million, over €8 million of which related to the Clonskeagh mill.  The principal disposals in 2005 were those of Munksjö’s specialty operations, which generated a total gain of €26 million (after the write-off of goodwill relating to the operations sold) and of The K Club. Other gains related to the sale of the Cordoba mill site and to property disposals in Norway and Mexico.

INTEREST EXPENSE AND TAXES

As in the case of the quarter, Group net interest at €167.5 million in the six months to June 2006 was considerably higher than in 2005 as a result of the increased level of debt following the merger. In addition to the net interest charge of €119.5 million in 2005, we reported a loss of €80.4 million in respect of the early extinguishment of debt. The early paydown of the PIK debt, as part of the February 2005 refinancing, resulted in the write-off of €13.6 million in debt issue and other costs as well as cash costs of €53.0 million, primarily the cash premium paid for early redemption.  In addition, we wrote off debt issue costs of €13.9 million in respect of the debt repaid with the Munksjö and K Club disposal proceeds.

After other financial expense of €5.3 million, which represents the interest element of our post retirement benefit costs, the result before taxation for the six months to June 2006 was a loss €110.5 million (after net exceptional costs of €110.0 million) compared to a loss of €54.8 million (after net exceptional gains of €33.5 million and the loss of €80.4 million in respect of the early extinguishment of debt). The tax charge for the six months to June 2006 was €37.6 million compared to €19.6 million in 2005 with the increase arising from the greater size of the group following the merger.

After taxation and minorities, the net loss for the six months to June 2006 was €151.8 million compared to a loss of €79.7 million in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Summary cash flows for the second quarter and first half of 2006 are set out in the following table.

		Restated(1)		Restated(1)
	3 months to	3 months to	6 months to	6 months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€ Million	€ Million	€ Million	€ Million
(Loss) / profit before tax - subsidiaries	(52)	10	(115)	(58)
Exceptional items	52	(8)	77	(41)
Depreciation and depletion	91	55	185	110
Amortization of intangible assets	16	8	34	18
Non cash interest expense	2	8	5	40
Refinancing costs	—	—	—	53
Stock compensation expense	1	1	1	1
Working capital change	(63)	(19)	(138)	(32)
Capital expenditure	(63)	(45)	(140)	(83)
Change in capital creditors	(5)	4	(9)	(10)
Sale of fixed assets	—	9	9	10
Tax paid	(11)	(6)	(22)	(20)
Dividends from associates	3	3	3	3
Other	(14)	(7)	(23)	(11)

Free cash flow	(43)	13	(133)	(20)

Investments	—	(1)	(34)	(2)
Sale of businesses and investments	3	48	4	324
Dividends paid to minorities	(3)	(4)	(6)	(5)
Debt issue costs	—	—	—	(8)
Acquisition costs and fees	(2)	—	(3)	—
Transfer of cash from affiliates	—	5	1	5
Refinancing costs	—	—	—	(53)

Net cash (outflow) / inflow	(45)	61	(171)	241
Net cash disposed	—	1	—	(4)
Munksjö inter-company debt repaid	—	—	—	157
K Club inter-company debt repaid	—	92	—	92
Non-cash interest accrued	—	(1)	—	(12)
Currency translation adjustments	21	(32)	32	(62)

(Increase) / decrease in net borrowing (excluding leases)	€(24)	€121	€(139)	€412

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’ as set out in Note 2 – Summary of Accounting Policies.

SECOND QUARTER 2006 COMPARED TO SECOND QUARTER 2005

The 2006 second quarter cash flow combines the full three month cash flows for JSG and Kappa.  As the merger was completed on December 1, 2005 second quarter comparative cash flow relates only to JSG.

Free cash flow, for the second quarter was a net outflow of €43 million compared to a net inflow of €13 million in the same period in 2005. Although our pre-tax result in 2006 was a loss, this was strongly driven by exceptional costs, the major part of which were either non-cash or unpaid at the end of the quarter, plus higher charges for depreciation and amortization reflecting the enlarged scale of the Group. The reduction in free cash flow in 2006 versus 2005 reflects mainly higher outflows for capital expenditure, taxation and working capital.

The inflow of €52 million for exceptional items for the second quarter of 2006 related primarily to the reclassification in respect of the unpaid element of the reorganization and restructuring costs to working capital and deferred creditors. Conversely, the outflow in 2005 related primarily to the transfer of the disposal gains to the sale of businesses and investments and the sale of fixed assets.

Capital expenditure at €63 million in the second quarter of 2006 represented 69% of depreciation. At €45 million, expenditure in the second quarter of 2005 represented 81% of depreciation.

Working capital increased by €63 million in the second quarter with higher debtors and, to a lesser extent, stocks offset partly by higher creditors.  As a percentage of annualized net sales, working capital of €639 million at June 2006, represented 9.0%, compared to 8.5% at March 2006 and 7.9% at December 2005 (adjusting for the impact of including Kappa’s sales for December only).

Cash flows from financing and investment activity were modest in the second quarter of 2006 and amounted to a net outflow of €2 million. This, together with the free cash outflow of €43 million resulted in a total net cash outflow of €45 million in the quarter.

In the second quarter of 2005, the net inflow from financing and investment activity was €48 million and arose primarily from the sale of businesses and investments. The total of €48 million from the sale of businesses and investments comprised €25 million and €23 million in relation to the tissue business and The K Club respectively.  Together, the free cash inflow for the second quarter of 2005 and the financing and investment surplus resulted in a net cash inflow of €61 million.

A positive currency adjustment on net debt of €21 million arose in the second quarter of 2006 primarily because of a relative strengthening of the euro against the U.S. dollar. Moves in the European currencies had a limited impact. In comparison to a rate of US$ 1.21 at the end of March, the euro strengthened to US$ 1.27 at the end of June 2006. Conversely, we reported a negative currency adjustment in the second quarter of 2005 as a result of a weakening of the euro from US$ 1.30 at March 2005 to approximately
US$ 1.21 at June 2005

With the net cash outflow for the quarter partly offset by the positive currency adjustment, net borrowing increased by approximately €24 million. As a result, net borrowing in SK Funding amounted to €4,646 million (€4,667 million including capital leases of €21 million) at June 2006 compared to €4,622 million (€4,644 million including capital leases of €22 million) at March 2006. In the second quarter of 2005, net borrowing decreased by approximately €121 million with the net cash inflow of €61 million for the quarter boosted by repayment of the K Club intra-group debt while partly offset by the negative currency adjustment.

SIX MONTHS 2006 COMPARED TO SIX MONTHS 2005

The 2006 six months cash flow combines the full six month cash flows for JSG and Kappa.  As the merger was completed on December 1, 2005 six months comparative cash flow relates only to JSG.

Free cash flow, for the six months to June 2006 was a net outflow of €133 million compared to a net outflow of €20 million in the same period in 2005. Although the loss before tax was significantly higher in 2006, this was strongly driven by exceptional costs, the major part of which were either non-cash or unpaid at the end of the quarter, plus higher charges for depreciation and amortization (reflecting the enlarged scale of the Group) which are added back to arrive at the free cash flow.  In 2005 our loss before tax reflected the loss from the early extinguishment of debt and disposal gains mainly from the sale of

Munksjö’s specialty operations and the K Club.  Consequently, the reduction in free cash flow in 2006 versus 2005 arises mainly due to a higher working capital outflow and increased capital expenditure.

The inflow of €77 million for exceptional items for the six months 2006 related primarily to the reclassification in respect of the unpaid element of the reorganization and restructuring costs to working capital and deferred creditors. Conversely, the outflow in 2005 related primarily to the transfer of the disposal gains to the sale of businesses and investments and sale of fixed assets.

The impact of the merger is seen in the figures for depreciation and amortization of intangible assets, which are considerably higher in 2006 than in 2005. Capital expenditure at €140 million in the first six months of 2006 represented approximately 76% of depreciation compared to 75% for the six months to June 2005.  Despite the increased scale of the group, tax payments were broadly similar year-on-year.

Working capital increased by €138 million in the six months to June 2006 with higher debtors and, to a lesser extent, stocks offset partly by higher creditors.  This increase arose primarily within Europe with considerably lower outflows in Latin America.  As a percentage of annualized net sales, working capital of €639 million at June 2006 represented 9.0% compared to 8.5% at March 2006 and 7.9% at December 2005 (adjusting for the impact of including Kappa’s sales for December only).

Other than the payment of the deferred consideration of €34 million to the former Kappa shareholders, cash flows from financing and investment activity were modest in the first six months of 2006.  Together, the free cash outflow of €133 million and the financing and investment usage of €38 million have resulted in a total net cash outflow of €171 million in the first six months of 2006.

In 2005, the €53 million refinancing costs which comprised the €51 million premium paid for the early redemption of the PIK together with waiver fees of approximately €2 million offset the disposal proceeds of €324 million, which included €298 million in respect of the sale of Munksjö’s operations and €23 million in respect of the K Club, generating a net cash inflow of €241 million.

A positive currency adjustment on net debt of €32 million arose in the six months to June 2006 primarily because of a relative strengthening of the euro against the U.S. dollar during the period. Moves in the European currencies had a limited impact. In comparison to a year-end 2005 rate of US$ 1.18, the euro strengthened to US$ 1.27 at the end of June 2006. Conversely, we reported a negative currency adjustment in 2005 as a result of a weakening of the euro from US$ 1.36 at December 2004 to approximately US$ 1.21 at June 2005.

With the net cash outflow for the six months partly offset by the positive currency adjustment, net borrowing in SK Funding increased by €139 million, amounting to €4,646 million (€4,667 million including capital leases of €21 million) at June 2006 compared to over €4,507 million (€4,530 million including leases) at December 2005. In 2005, net borrowing decreased by approximately €412 million with the net cash inflow of €241 million boosted by repayment of Munksjö and K Club intra-group debt while partly offset by the negative currency adjustment and the add-back of non-cash interest

CAPITAL RESOURCES

The Group’s primary sources of liquidity are cash flow from operations and borrowings under the revolving credit and restructuring facilities. Group’s primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

At June 30, 2006 SK Funding had outstanding €350 million 10 1/8% senior notes due 2012, $750 million 9 5/8% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015 and $200 million 7.75% senior subordinated notes due 2015. In addition Smurfit Kappa Treasury Funding Limited had outstanding US$ 292.3 million 7.50% senior debentures due 2025 and the Group had outstanding €210 million floating rate notes issued under an accounts receivable securitization program maturing in 2011.

SK Acquisitions and certain other subsidiaries are party to the new Senior Credit Facility as described further under “Refinancing Transactions”  The following table provides the range of interest rates as of June 30, 2006 for each of the drawings under the various Senior Credit Facility term loans.

BORROWING ARRANGEMENT	CURRENCY	INTEREST RATE

Restructuring Facility	EUR	5.135%
Term Loan A	EUR	5.213% - 5.491%
Term Loan B	EUR	5.331% - 5.741%
	USD	7.3975%
Term Loan C	EUR	5.800% - 6.241%
	USD	7.8975%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes and will terminate in December 2012. The Term Loan A must be repaid in December 2012.  The Term Loan B must be repaid in December 2013. The Term Loan C must be repaid in December 2014. As of June 30, 2006 there was €7.6 million drawn under the revolving credit facility by way of drawings on ancillary facilities and documentary letters of credit.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes and senior debentures, contain financial and other covenants that restrict, among other things, the ability of SK Funding and its subsidiaries to:

•                  incur additional indebtedness and issue preference shares

•                  pay dividends or make certain other restricted payments

•                  consummate certain asset sales

•                  incur liens

•                  enter into certain transactions with affiliates, or

•                  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

These limitations, together with the highly leveraged nature of Smurfit Kappa Funding, could limit corporate and operating activities.

SK Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility and other committed facilities will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that SK Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. SK Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

LONG LIVED ASSETS AND GOODWILL

We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 “Goodwill and Intangible Assets”, FRS 11 “Impairment of Fixed Assets and Goodwill” and SFAS No. 142 “Goodwill and Other Intangible Assets”, respectively. Such reviews require us to make estimates of future cash flows and fair values. We performed the required reviews in 2005 and recognized an impairment charge of €45 million on long lived assets. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. In the fourth quarter of 2005, we conducted a detailed review of the consistency of the application of this policy. Taking this into account, our bad debt provision reduced from €53 million to €46 million in 2005. Our bad debt write-off in 2004 was €4 million.

LEGAL AND ENVIRONMENTAL CONTINGENCIES

Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

POST RETIREMENT BENEFITS

SK Funding has adopted FRS 17— ‘‘Retirement Benefits.’’ FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the change in the present value of scheme liabilities arising from settlements and curtailments and the expected returns on scheme assets at the start of the period, is recognized in the Consolidated Statements of Operations. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Statement of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Consolidated Balance Sheets as a pension surplus or deficit as appropriate.

There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with FRS17. These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2006 pension expense by approximately €9 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2006 by approximately €9 million. Similarly, holding other assumptions constant, a one percentage point decrease in SK Funding’s estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2006 by approximately €13 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €13 million for the same period.

INCOME TAX MATTERS

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures.  Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2005.

At December 31, 2005, we had net operating loss carryforwards of €1,050 million. These loss carryforwards have a tax value of €294 million. Valuation allowances of €167 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

PROSPECTIVE ACCOUNTING STANDARDS

U.S. GAAP

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS No. 155), an amendment of SFAS No. 140 and SFAS No. 133. SFAS No. 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement is effective for all instruments acquired, issued, or subject to a remeasurement event after the beginning of fiscal years starting after September 15, 2006 provided that financial statements for any interim period of that fiscal year have not been issued. We are currently evaluating the effect that the adoption of SFAS No. 155 will have on our consolidated results of operations and financial condition.

In April 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an Amendment to FASB Statement No. 140.”  SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to permit servicing rights to either be: (1) measured at fair value with changes in fair value reported through earnings; or (2) amortize servicing rights in proportion to and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The Company is currently evaluating the impact of adopting SFAS No. 156, but does not expect that the adoption will have a material impact on our consolidated results of operations or financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute that a tax position is required to meet to qualify for recognition in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group expects to adopt this interpretation effective January 1, 2007, as required. We are currently in the process of estimating its impact of our results of operations and financial position.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (IASB). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not admitted to trading on a regulated market of any EEA Member State, however we intend to prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

RESEARCH AND DEVELOPMENT

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2005 and 2004, the Group’s research and development costs were approximately €4 million and €5 million respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Group has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, the Group has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of SKGL) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to SK Funding. The newcos then loaned the proceeds to SKCL, and SKCL used them to make a capital contribution to SK Funding. SK Funding in turn made a capital contribution to SK Acquisitions.  SK Funding’s debt and shareholders’ equity under US GAAP would reflect the consolidation of the newcos with SK Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

IMPACT OF INFLATION

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At June 30, 2006, the proportion of the Group’s total borrowing that was at fixed interest rate was 64%.

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies.  Currency exposure is managed through local currency borrowing, currency swaps, options and forward contracts.

Our fixed rate debt comprises mainly of senior notes totaling €986 million euro equivalent and senior subordinated notes totaling €377 million euro equivalent.  The Group also has €1,680 million in interest rate swaps with a maturity date of more than one year.

Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €13 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps and forward contracts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’ or ‘should’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt service obligations;

•                  our ability to generate growth or profitable growth;

•                  the availability and price of raw materials;

•                  our ability to integrate our operations and acquisitions successfully;

•                  our exposure to currency and interest rate fluctuations;

•                  our ability to implement our business strategy successfully;

•                  our ability to comply with existing or new environmental regimes in the countries in which we operate;

•                  our liability for violations, known or unknown, under environmental laws;

•                  increased competition from other companies in our industry and our ability to retain or increase our market shares;

•                  our ability to maximize operating and organizational efficiencies; and

•                  general local and global economic conditions.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

SK Funding’s annual report on Form 20-F and current reports on Form 6-K are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: August 29, 2006	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer